COOK PINE SECURITIES, LLC
FINANCIAL STATEMENT AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
DECEMBER 31, 2023

COOK PINE SECURITIES, LLC
CONTENTS



YSL & Associates LLC

Certified Public Accountants | Member of Parker Russell International

11 Broadway, Suite 700, New York, NY 10004   Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Cook Pine Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cook Pine Securities LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC

We have served as Cook Pine Securities LLC's auditor since 2021.

New York, NY

February 22, 2024

COOK PINE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2023

ASSETS

Cash	$	46,557
Prepaid expenses		6,902
Total assets	$	53,459

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	1,155
Members' equity		52,304
Total liabilities and members' equity	$	53,459

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Cook Pine Securities LLC (the "Company") was organized as a Limited Liability Company on September 22, 2009, in the state of Delaware. The Company was granted membership in the Financial Industry Regulatory Authority ("FINRA") on January 23, 2013. It is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), and is a member of the Securities Investor Protection Corporation ("SIPC").

The Company provides strategic financial advisory, mergers & acquisitions, and entity valuation services to and finding strategic partners for both private and public entities. The Company does not hold accounts or process transactions for customers.

Investors usually consist of institutional investors, pension plans and other legal entities meeting the regulatory definition of Qualified or Accredited investors.

Going Concern

The Company incurred a net loss of $42,758 for the year ended December 31, 2023 and losses in prior years. However, the Company's members had provided capital in prior years and have continued to provide additional working capital to the Company and are committed to continue advancing the required working capital to the Company in the future.

Recent Issued Accounting Pronouncements
The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared in conformity with U.S generally accepted accounting principles ("GAAP") and the rules and regulations of the United States Securities and Exchange Commission (the "Commission"). It is management's opinion, that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statement presentation.

Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Accounting Basis
The Company uses the accrual basis of accounting for financial statement and income tax reporting. Accordingly, revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Significant Judgments

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Income Taxes

The Company is a limited liability company, taxed as a partnership for federal income tax purposes, and, thus, no federal income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to the members and reported on their individual tax returns.

Pursuant to accounting guidance concerning provision for uncertain income tax provisions contained in Accounting Standards Codification ("ASC") 740-10, there are no uncertain income tax positions. The federal and state income tax returns are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets, and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Values of Financial Instruments

Financial Accounting Standards Board Accounting Standards Codification ("ASC") 825, "Financial Instruments," requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments: The carrying amount of cash, accounts receivable, prepaid expenses and accounts payable and accrued expenses, approximate fair value because of the short maturity of those instruments.

Concentrations of Credit Risk

The Company places its cash with a high credit quality financial institution. The Company's account at this institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Allowance for Credit Losses

The Company follows ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). The Company identified no fees receivable as impacted by the guidance. An allowance for credit losses may be based on the Company's expectation of the collectability of its receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with its receivables is not significant. Accordingly, the Company has not provided an allowance for credit losses at December 31, 2023.

3. NET CAPITAL

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, cash dividends paid or the Company's operations expanded, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2023, the Company had net capital of $45,402, which was $40,402 in excess of the FINRA minimum net capital requirement of $5,000.

4. RELATED PARTY TRANSACTIONS

The Company has an Expense Sharing Agreement (the "Agreement") in place with an affiliate (the "Affiliate"), Cook Pine Capital LLC for services that are shared and paid by the Affiliate. The Company reimburses the Affiliate for these expenses, in the amount of $8,760 for the year 2023 and the balance of $830 was included in accounts payable and accrued expenses as of December 31, 2023. As per the expense sharing agreement the rent expense is $630 per month. The rent is month-to-month and there will be no impact on the Company's financial statements upon adoption of ASC 842.

5. SIPC RECONCILIATION REQUIREMENT

Securities Exchange Act ("SEA") Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

6. SUBSQUENT EVENTS

The Company evaluated events occurring between the end of its fiscal year, December 31, 2023, and February 22, 2024, when the financial statements were issued. All subsequent events requiring recognition as of the auditor's report date, have been incorporated into these financial statements herein.